UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 333-126183

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

WORTHINGTON INDUSTRIES, INC.

RETIREMENT SAVINGS PLAN

FOR COLLECTIVELY BARGAINED EMPLOYEES

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Worthington Industries, Inc.

200 Old Wilson Bridge Road

Columbus, OH 43085

The Financial Statements and Supplemental Schedule for the Worthington Industries, Inc. Retirement Savings Plan for Collectively Bargained Employees identified below are being filed with this Annual Report on Form 11-K:

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WORTHINGTON INDUSTRIES, INC. RETIREMENT SAVINGS PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES

	By:	Administrative Committee,
Plan Administrator

	By:	/s/ Dale T. Brinkman
Date: June 23, 2010		Dale T. Brinkman, Member

WORTHINGTON INDUSTRIES, INC.

RETIREMENT SAVINGS PLAN

FOR COLLECTIVELY BARGAINED EMPLOYEES

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

WITH

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

December 31, 2009 and 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

Worthington Industries, Inc. Retirement Savings Plan for Collectively Bargained Employees

Columbus, Ohio

We have audited the accompanying Statements of Net Assets Available for Benefits of the WORTHINGTON INDUSTRIES, INC. RETIREMENT SAVINGS PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES (the “Plan”) as of December 31, 2009 and 2008, and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Worthington Industries, Inc. Retirement Savings Plan for Collectively Bargained Employees as of December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held for investment purposes at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ MEADEN & MOORE, LTD.

Certified Public Accountants

June 22, 2010

Cleveland, Ohio

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

Worthington Industries, Inc.

Retirement Savings Plan for Collectively Bargained Employees

	December 31,
	2009	2008
ASSETS
Receivable - Employer Contributions	$84,645	$97,812

Investments:
Plan’s Interest in Master Trust Assets at Fair Value	5,717,378	1,493,708
Participant Loans	188,687	34,252

Total Investments	5,906,065	1,527,960

Total Assets	5,990,710	1,625,772

LIABILITIES	—	—

Net Assets Available for Benefits at Fair Value	5,990,710	1,625,772
Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts	38,035	9,292

Net Assets Available for Benefits	$6,028,745	$1,635,064

See accompanying notes

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Worthington Industries, Inc.

Retirement Savings Plan for Collectively Bargained Employees

	Year ended December 31,
	2009	2008
Contributions:
Employer	$213,738	$135,901
Employee	337,555	238,779
Rollover	54,840	4,796

Total Contributions	606,133	379,476

Investment Income / (Loss):
Interest Income	10,826	2,712
Plan’s Interest in Master Trust Net Investment Gain / (Loss)	921,042	(588,073)

Total Investment Income / (Loss)	931,868	(585,361)

Deductions from Net Assets Attributed to:
Benefits Paid to Participants	410,910	76,107
Administrative Expenses	3,504	767

Total Deductions	414,414	76,874

Net Increase / (Decrease) Before Net Assets Transferred	1,123,587	(282,759)
Net Assets Transferred From Other Qualified Plans	3,270,094	93,863

Net Increase / (Decrease) in Net Assets	4,393,681	(188,896)
Net Assets Available for Benefits at Beginning of Year	1,635,064	1,823,960

Net Assets Available for Benefits at End of Year	$6,028,745	$1,635,064

See accompanying notes

NOTES TO FINANCIAL STATEMENTS

Worthington Industries, Inc.

Retirement Savings Plan for Collectively Bargained Employees

1.	Description of Plan

The following description of the Worthington Industries, Inc. Retirement Savings Plan for Collectively Bargained Employees (the “Plan”) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General:

The Plan is a defined contribution plan covering all union employees at the Dietrich, Gerstenslager and Chilton facilities of Worthington Industries, Inc. (“Worthington” or the “Company”) who meet the hour and age requirements. Prior to January 1, 2009, employees at the Dietrich facilities were not covered by the Plan, but were part of the Dietrich Industries, Inc. Hourly 401(k) Plan. Additionally, during January 2009, employees of the Baltimore, MD Dietrich facility became no longer eligible to participate in the Plan, but were eligible to participate in the Dietrich Industries, Inc. Salaried Employees’ Profit Sharing Plan, as a result of becoming non-union employees at that time. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Trustee of the Plan is Fidelity Management Trust Company (the “Trustee”). Worthington Industries, Inc. is the Plan Sponsor.

The Plan is one of three plans within the Worthington Deferred Profit Sharing Plan Master Trust (the “Master Trust”). The other plans are the Worthington Industries, Inc. Deferred Profit Sharing Plan and the Dietrich Industries, Inc. Salaried Employees’ Profit Sharing Plan. Throughout 2008, the Dietrich Industries, Inc. Hourly 401(k) Plan and the Gerstenslager Deferred Profit Sharing Plan were also included in the Master Trust. During 2009, the Dietrich Industries, Inc. Hourly 401(k) Plan and the Gerstenslager Deferred Profit Sharing Plan were merged out of existence and into other plans within the Master Trust.

Eligibility:

Union employees at the Gerstenslager facility who are at least eighteen years of age and have been employed for ninety days are eligible to participate in the Plan.

Union employees at the Dietrich and Chilton facilities are eligible to participate in the Plan after satisfying the applicable probationary period.

Contributions:

Employee Contribution – Cash or Deferred Option 401(k) – Participants at the Dietrich facilities may defer up to 15% of their compensation to be contributed to the Plan. Participants at the Gerstenslager facility may defer up to 50% of their compensation to be contributed to the Plan. Participants at the Chilton facility may defer up to 60% of their compensation to be contributed to the Plan. Contributions are subject to annual addition and other limitations imposed by the Internal Revenue Code (“IRC”) as defined in the Plan document.

Employer Matching Contributions – there are no matching contributions for the participants at the Dietrich or Gerstenslager facilities. The participants at the Chilton facility receive matching contributions equal to 25% of their Section 401(k) contributions up to 8% of their compensation.

During the Plan Year 2009, Worthington announced various temporary cost reduction initiatives taking effect during Worthington’s first fiscal quarter (June 1, 2009 – August 31, 2009). Those initiatives included a suspension of the employer matching contributions for all employees. That suspension was in place for pay periods ending June 1, 2009 through August 21, 2009. Subsequent to August 21, 2009, employer matching contributions were re-instated and any employer matching contributions not made during the suspension period were remitted to the Plan prior to December 31, 2009.

Monthly Company Contributions – There are no monthly Company contributions for the participants at the Chilton or Gerstenslager facilities. The participants at the Dietrich facilities receive monthly contributions according to union agreements in an amount equal to:

Warren, Ohio		Baltimore, Maryland
Date effective	Amount per Contributory Hour	Date effective	Amount per Contributory Hour
October 13, 2008	0.90	December 5, 2005	$0.60

Annual Company Contributions – There are no annual Company contributions for the participants at the Dietrich or Gerstenslager facilities. The participants at the Chilton facility receive the following annual contributions:

For workers employed at September 17, 2004:

1% of pay each year for ages up to and including age 44.

2% of pay each year for ages 45 through 54.

4% of pay each year for ages 55 through 59.

8% of pay each year for ages 60 and over.

For workers hired after September 17, 2004:

Employees receive an annual contribution of 1% of pay regardless of age.

Participant Accounts – Each participant’s account is credited with the participant’s elective contributions, employer matching contributions (as applicable), annual Company contributions (as applicable), and earnings and losses thereon.

Rollover contributions from other plans are also accepted, provided certain specified conditions are met.

Investment Options:

Participants direct their contributions among a choice of the Plan’s investment options. All contributions are allocated to the designated investment options according to each participant’s election, although, to the extent that a participant receiving a contribution made no allocation election, the participant’s contribution is invested in the applicable Fidelity Freedom Fund, as determined by the age of the participant.

Vesting:

All participants are 100% vested in elective deferrals and rollover contributions made to the Plan. In addition, if an active participant dies prior to attaining his normal retirement age, or becomes totally and permanently disabled prior to a break-in-service, his vesting percentage shall be 100%.

Employer matching and annual contributions are vested 100% upon 3 or more years of service for the participants at the Chilton or Gerstenslager facilities.

Employer monthly contributions are vested based on the schedule below for participants at the Dietrich facilities:

Years of Service	Warren, Ohio Plant %	Baltimore, Maryland Plant %
Less Than 1	0	0
1 but less than 2	25	15
2 but less than 3	40	25
3 but less than 4	60	50
4 but less than 5	75	80
5 or more	100	100

Forfeitures:

Non-vested account balances are forfeited either upon full distribution of vested balances or completion of five consecutive one-year breaks in service, as defined by the Plan document. Forfeitures are either used to reduce Company contributions to the Plan or to pay reasonable expenses of the Plan, as determined by the Plan Sponsor.

Forfeitures used to reduce Company contributions and pay reasonable expenses were $0 and $3,073 during 2009 and 2008, respectively. At December 31, 2009 and 2008, forfeited non-vested accounts were $7,068 and $4,217, respectively.

Participants’ Loans:

Loans are permitted under certain circumstances and are subject to limitations. Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loans are to be repaid over a period not to exceed 5 years, except when used for the purchase of a primary residence.

The loans are secured by the balance in the participant’s account and bear interest at rates established by the Trustee. Principal and interest are paid ratably through payroll deductions.

Other Plan Provisions:

Normal retirement age is 65. The participants at the Dietrich and Gerstenslager facilities may receive early payment of benefits after reaching the age of 59 1/2. Early retirement age is 62 for the participants at the Chilton facility.

Payment of Benefits:

Upon termination of service by reason of retirement, death or total and permanent disability, a Dietrich or Gerstenslager participant may receive a lump-sum amount equal to the value of his or her account. Chilton participants may receive a lump-sum or periodic installments.

Hardship Withdrawals:

Hardship withdrawals are permitted in accordance with Internal Revenue Service (“IRS”) guidelines.

2.	Summary of Significant Accounting Policies

Basis of Accounting:

The Plan’s transactions are reported on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. On September 15, 2009, the Financial Accounting Standards Board Accounting Standards Codification (the “Codification”) became the single source of authoritative generally accepted accounting principles in the United States (“U.S. GAAP”). The Codification changed the referencing of financial standards but did not change or alter existing U.S. GAAP. The Codification became effective for the Plan during the 2009 Plan Year.

As described in current accounting guidance, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by U.S. GAAP, the Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Investment Valuation and Income Recognition:

The Master Trust’s investments are stated at fair value as of year-end. Fair values for mutual funds are determined by the respective quoted market prices. Effective January 1, 2009, holdings of Worthington Industries, Inc. Common Stock represent common shares of Worthington, traded on a real-time basis. At December 31, 2008, and throughout the Plan Year 2008, the Worthington Industries, Inc. Common Stock investment represented a unitized stock fund (the Worthington Industries, Inc. Common Stock Fund) that held only Worthington common shares and cash. The units in the Worthington Industries, Inc. Common Stock Fund were valued at net asset value, which is net assets divided by units outstanding. Based on the holdings of the fund and determination of net assets by reference to quoted market prices and cash value, this measure approximated fair value. Fair value of the common collective trust has been determined by dividing the trust’s net assets at fair value by its units outstanding at the valuation dates. Fair value of investments in wrapper contracts within the common collective trust are measured using a discounted cash flow model, which considers recent fee bids as determined by recognized dealers, discount rates and the duration of the underlying portfolio securities.

Participant loans are valued based on the remaining unpaid principal balance plus any accrued but unpaid interest, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis using fair market value, except for those investments in investment contracts which are transacted at contract value. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.

Use of Estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Administrative Fees:

The Company pays substantially all administrative fees of the Plan.

Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Plan-to-Plan Transfers:

Participants within the Plan are permitted to transfer their account to another plan provided by the Company in the event they change employers within the affiliate group. This activity is shown, net, on the Statements of Changes in Net Assets Available for Benefits.

Effective January 1, 2009, the Plan was amended, allowing the Dietrich Industries, Inc. Hourly 401(k) Plan (the “Dietrich Union Plan”) to merge into and become part of the Plan. Effective on and after January 1, 2009, Dietrich Industries, Inc. and its subsidiaries are classified as an employer in the Plan with regard to individuals who were classified as employees under the Dietrich Union Plan. The assets of the Dietrich Union Plan, at fair value of $4,175,506, became assets of the Plan as of January 1, 2009.

Effective January 2, 2009, participants at the Baltimore, MD Dietrich facility transferred to a non-union payroll of the Company and were no longer eligible to participate in the Plan. During January 2009, these employees transferred assets, at fair value of $807,265, to the Dietrich Industries, Inc. Salaried Employees’ Profit Sharing Plan.

3.	Tax Status

The Plan received a determination letter from the IRS dated November 8, 2002, stating that the Plan is qualified under Section 401(a) of the IRC, and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

4.	Investments

The Plan’s share of the investments held by the Master Trust was approximately 2% and 1% at December 31, 2009 and 2008, respectively. Each participating retirement plan has a specific interest in the Master Trust. Net investment income / (loss) for the Plan is based upon its actual holdings of the net assets of the Master Trust.

Investments of Master Trust at Fair Value:

	2009	2008
Mutual Funds	$195,497,197	$150,028,729
Common Collective Trust	41,671,565	48,422,385
Worthington Industries, Inc. Common Stock	30,219,636	21,096,152

Total	$267,388,398	$219,547,266

Investment Income / (Loss) for the Master Trust:

	2009	2008

Interest and Dividend Income	$5,398,897	$8,755,780
Net Appreciation / (Depreciation) in Fair Value of Investments as Determined by Quoted Market Price:
Mutual Funds	41,188,897	(92,058,867)
Worthington Industries, Inc. Common Stock	5,747,763	(9,798,261)

Total	$52,335,557	$(93,101,348)

At December 31, 2009 and 2008, respectively, the Master Trust held 2,311,913 and 1,871,632 common shares of Worthington. The Master Trust received cash dividends from Worthington of $885,583 and $1,164,850 for the years ended December 31, 2009 and 2008, respectively.

Investments of the Plan that represented more than 5% of the net assets of the Plan at December 31, 2009 and 2008 were as follows:

	2009	2008
ABF Small Capital Value PA Fund	N/A	$178,107
DFA US Target Value	$348,149	N/A
Dodge & Cox Stock Fund	448,964	131,022
Fidelity Balanced Fund	N/A	205,542
Fidelity Diversified International Fund	N/A	87,464
Fidelity Freedom 2020 Fund	616,620	82,256
Fidelity Freedom 2030 Fund	400,031	N/A
Fidelity Managed Income Portfolio Fund	2,045,427	172,259
Harbor Capital Appreciation R Fund	408,780	159,830
Pimco Total Return Fund	N/A	104,798
Spartan US Equity Fund	N/A	97,571
Worthington Industries, Inc. Common Stock	305,335	N/A

5.	Benefit-Responsive Contract

The Plan holds a stable value investment contract (the “portfolio”) with the Trustee. The portfolio is an open-end commingled pool dedicated exclusively to the management of assets of defined contribution plans. The portfolio invests in underlying assets, typically fixed-income securities or bond funds and enters into “wrapper” contracts issued by third parties. The Plan is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The wrapper contract issuer agrees to pay the portfolio an amount sufficient to cover unit holder redemptions and certain other payments (such as portfolio expenses), provided all the terms of the wrapper contract have been met. Wrappers are normally purchased from issuers rated in the top three long-term ratings categories (equaling A- or above).

As described above, because the stable value investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the stable value investment contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the wrapper contract issuer. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting. Certain events limit the ability of the Plan to transact at contract value with the issuer. However, the Plan Administrator does not believe that the occurrence of any such event would limit the Plan’s ability to transact at contract value with participants. The issuer may terminate the contract for cause at any time.

Fidelity Managed Income Portfolio

	December 31,
	2009	2008
Investments at Fair Value	$2,045,427	$172,259
Adjustments to Contract Value	38,035	9,292

Investments at Contract Value	$2,083,462	$181,551

Average Yield on Actual Earnings	3.16%	3.57%
Crediting Interest Rate	1.20%	3.04%

6.	Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by the Trustee; therefore, transactions involving these funds qualify as party-in-interest transactions.

The Plan offers common shares of Worthington as an investment option. As a result, Worthington qualifies as a party-in-interest.

The Company provides certain administrative and accounting services at no cost to the Plan and may pay for the cost of services incurred in the operation of the Plan.

7.	Risks and Uncertainties

The Plan provides for various investment options. These investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in the near or long term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

8.	Reconciliation

The following table reconciles net assets available for benefits per the financial statements at December 31, 2009 and 2008 to the Form 5500 filed with the IRS. Form 5500 reports net assets at fair value and the financial statements report at contract value. Additionally, the Form 5500 for the Plan Year 2008 included additional transfer activity. This represents an alternative filing technique, accepted by the Department of Labor in situations where final Form 5500 filings would otherwise cover extremely short periods of time. Accordingly, that asset transfer was recorded within the 2008 Form 5500 filing, but has been reflected in the accompanying financial statements as Plan Year 2009 activity, given that legal control of such assets did not transfer until January 1, 2009.

	2009	2008
Net Assets Available for Benefits Per the Financial Statements	$6,028,745	$1,635,064
Adjustment From Contract Value to Fair Value for Fully Benefit-Responsive Investment Contracts	(38,035)	(9,292)
Transfer Upon Plan Merger	—	4,175,506

Net Assets Available for Benefits Per Form 5500	$5,990,710	$5,801,278

The following table reconciles changes in net assets available for benefits, per the financial statements, for the year ended December 31, 2009 to the Form 5500 filed with the IRS for the 2009 Plan Year. A principal difference is due to interest and earnings transactions being recorded on the Form 5500 at fair value while the financial statements report interest and earnings at contract value. Additionally, see the discussion above regarding the treatment of the noted plan merger activity.

2009
Net Increase in Net Assets Per the Financial Statements, Before Net Assets Transferred	$1,123,587
Change From Prior Year in the Adjustment From Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts	(28,743)

Net Income Per Form 5500	$1,094,844

9.	Fair Value

As defined in current authoritative accounting guidance, fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. In determining fair value, the Plan utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Plan utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the examination of the inputs used in the valuation techniques, the Plan is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:

Quoted prices for similar assets or liabilities in active markets;

Quoted prices for identical or similar assets or liabilities in inactive markets; and

Inputs other than quoted prices that are observable for the asset or liability.

Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. See the description within Footnote 2, “Summary of Significant Accounting Policies,” as to the investment valuation methodology for each class of assets noted in the below table.

The following table shows the assets of the Plan measured at fair value on a recurring basis, as of December 31, 2009:

		Fair Value Measurements at Reporting Date Using:
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Plan’s Interest in Master Trust Assets:
Mutual Funds:
Balanced Funds	$207,056	$207,056	$—	$—
Fixed Income Funds	118,152	118,152	—	—
Growth Funds	1,406,776	1,406,776	—	—
Index Funds	126,530	126,530	—	—
Lifecycle Funds	1,508,102	1,508,102	—	—

Total Mutual Funds	3,366,616	3,366,616	—	—
Common Collective Trust	2,045,427	—	2,045,427	—
Worthington Industries, Inc. Common Stock	305,335	305,335	—	—
Participant Loans	188,687	—	188,687	—

Total	$5,906,065	$3,671,951	$2,234,114	$—

The following table shows the assets of the Plan measured at fair value on a recurring basis, as of December 31, 2008:

		Fair Value Measurements at Reporting Date Using:
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Plan’s Interest in Master Trust Assets:
Mutual Funds	$1,292,770	$1,292,770	$—	$—
Common Collective Trust	172,259	—	172,259	—
Worthington Industries, Inc. Common Stock Fund	28,679	28,679	—	—
Participant Loans	34,252	—	34,252	—

Total	$1,527,960	$1,321,449	$206,511	$—

10.	Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements.

Subsequent events have been evaluated through the filing date of this Form 11-K.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

Form 5500, Schedule H, Part IV, Line 4i

Worthington Industries, Inc.

Retirement Savings Plan for Collectively Bargained Employees

EIN 34-0245610, Plan Number 003

December 31, 2009

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Date	Cost	Current Value
*	Worthington Deferred Profit Sharing Plan Master Trust	Master Trust	N/A	$5,717,378

*	Participant Loans	Interest Rates Ranging From 2.00% to 9.25%	N/A	188,687

				$5,906,065

*	Party-in-Interest to the Plan